Filed Pursuant to Rule 424(b)(3)
                                                File Number 333- 82640

                   PROSPECTUS SUPPLEMENT DATED JUNE 21, 2002
                                       to
                         Prospectus Dated March 1, 2002

                                 NETEGRITY, INC.


                                2,499,968 Shares
                                       of
                                  Common Stock
                                ($.01 Par Value)


This Prospectus Supplement supplements the Prospectus dated March 1, 2002 (the "Prospectus") of Netegrity, Inc., a Delaware corporation (the "Company"), relating to an aggregate of 2,499,968 shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company that may be sold from time to time by certain stockholders of the Company who received such shares in connection with the Company's acquisition of DataChannel, Inc., or by donees, pledgees, transferees or other successors-in-interest that receive such shares as a gift, pledge, distribution to members or partners or other non-sale-related transfer (the "Selling Stockholders"). This Prospectus Supplement should be read in conjunction with, may not be delivered or utilized without, and is qualified by reference to, the Prospectus except to the extent that the information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

                              SELLING STOCKHOLDERS

Recently, XML Fund LLC transferred a total of 35,794, of its shares of the Common Stock to its members, David Pool and David Kenyon. One of such transferees, David Kenyon, was not specifically named in the Prospectus. The following table lists the Selling Stockholder not previously specifically identified in the Prospectus as a Selling Stockholder, and the number of shares such Selling Stockholder beneficially owns and may sell pursuant to the Prospectus from time to time. The information in the table appearing under the heading "Selling Stockholders" in the Prospectus is hereby amended by adding the information below with respect to Mr. Keynon and by substituting the information set forth below in the case of Mr. Pool and the XML Fund LLC:

                                                                                              Shares of Common Stock
                                       Shares of Common Stock                                   to be Beneficially
                                    Beneficially Owned Prior to                                    Owned after
                                           Offering(1)(9)                                       Offering(1)(2)(9)
                                   -------------------------------                           -------------------------


Name of Selling Stockholder            Number        Percentage      Number of Shares of       Number     Percentage
                                                                    Common Stock Being
                                                                           Offered


David Kenyon(9)                            243           *                      243                0            0
David Pool(3)(4)(5)(9)                 171,114           *                  171,114                0            0
XML Fund LLC(9)                        3,977             *                  3,977                  0            0
--------------------------


*        Less than one percent.
(1) Of the total shares of common stock listed as owned by the selling stockholders, a total of 250,000 shares are held in an escrow account to secure indemnification obligations of the former stockholders of DataChannel to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on December 14, 2002. The number of shares indicated as owned by each selling stockholder includes those shares (representing approximately 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to received upon distribution of these shares from the escrow account.

(2) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)      Employees or former employed of Netegrity and/or DataChannel.

(4)      Former directors or employees of DataChannel.

(5)      Excludes 3,977 shares of Netegrity common stock owned by XML
         Fund, LLC, a Washington limited liability company of which David Pool is the manager and of which he owns a majority of the equity interest.

(9) XML Fund, LLC distributed to its members all of the shares of Netegrity common stock owned by XML Fund, LLC which were not held in the escrow account. The remaining 3,977 shares of Netegrity common stock owned by XML Fund, LLC are held in the escrow account. None of the 35,551 or 243 shares of Netegrity common stock distributed to David Pool or David Kenyon, respectively, is held in the escrow account.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that the selling stockholders indicated have been employed by us and/or DataChannel or were members of the DataChannel board of directors. In connection with our acquisition of DataChannel, we entered into employment offer letters with Lucie Fjeldstad, formerly President and Chief Executive Officer of DataChannel, and James Beach, formerly Chief Financial Officer of DataChannel, under which each agreed to perform certain services for us through June 14, 2002.